WRITTEN COMMUNICATION COMPRISED OF SLIDES SHOWN DURING AN ANALYST
PRESENTATION DATED SEPTEMBER 14, 2000

SLIDE 0

This slide contains the text "Chiron - Science for Life" accompanied by a Chiron logo, and the date "September 14, 2000".

SLIDE 1

This slide is entitled "Forward Looking Statement," and contains the following text: "Today's presentation contains both historical information and forward-looking comments. Actual events or results may differ materially from these expectations. For a complete discussion of the factors that may affect operating and financial results, please see Chiron's documents filed with the SEC, including its most recent 10-K and 10-Q."

SLIDE 2

This slide is titled "Chiron Today" and contains the following text:

     -     Genomics
     -     Small Molecules
     -     Recombinant Proteins
     -     Cancer, Infection, Cardiology
     -     Leveraging Technology
     -     BioPharmaceuticals
     -     Blood Testing
     -     Vaccines

SLIDE 3

This slide contains the logo of Chiron and the text "Markets," and contains a map of the land masses of the world excluding certain polar regions, with color-coded icons resembling beakers situated over certain countries or regions. Beakers labeled "BioPharmaceuticals" are positioned on North America, South America and Europe. Beakers labeled "Vaccines" are positioned on the United States, Argentina, Europe, India and Japan. Beakers labeled "Blood Testing" are positioned on the United States, South Africa, Southeastern Europe, Southeast Asia and Australia.

SLIDE 4

This slide is titled, "Chiron & PathoGenesis - A Global Player in Infection," and contains the logos of each of Chiron and PathoGenesis Corporation.

SLIDE 5

This slide is titled, "Important Information," and contains the following text: "PathoGenesis shareholders should read Chiron's tender offer statement on Schedule TO and PathoGenesis' Solicitation/Recommendation Statement on
Schedule 14D-9 when they are available because they will contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents will be available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO will be available from Chiron Corporation, 4560 Horton Street, Emeryville, California, 94608,
Telephone: (510) 655 8729 and the Schedule 14D-9 will be available from PathoGenesis Corporation, 201 Elliott Avenue West, Seattle, Washington, 98119, Telephone: (206) 467-8100. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of PathoGenesis. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer."

SLIDE 6

This slide is titled "Combining Research & Development Strengths" and depicts the respective strengths of each company in a product development cycle. It contains a graphic titled "Anti-Bacterial/Anti-Infective Product Development Cycle" which depicts a band labeled with the logos of each of Chiron and PathoGenesis and containing 9 colored rectangles stretching under the text "Target Discovery -- > Drug Discovery -- > Pre-Clinical Development -- > Clinical Development," with an arrow at the end of the band pointing to a box with the title "New Antibiotic Drugs." In the box is the text, "Respiratory Tract," "Hospital Use," "Broad Spectrum" and "Community Use." A key identifies the color purple with the text "Chiron Strengths" and rectangles labeled "HTS," "Small Molecule Libraries," "Combichem," and "Medicinal Chemistry" within the band are purple. A key identifies the color blue with the text "PathoGenesis Strengths" and rectangles labeled "Molecular Genetics," "Bacterial Genomics," "Animal Pharmacology Models," and "Anti-Bacterial Development Experience" within the band are blue. One rectangle, labeled "Microbiology," is a mixture of both blue and purple.

SLIDE 7

This slide, titled "BioPharma," depicts four arrows stretching eastward over a maps of the United States and Europe. Above the respective maps are the labels "U.S." and "Europe." The first arrow from the top is labeled "Proleukin-Registered Trademark-" and shows a picture of the product, a graphic of an office building or factory, which stands for "Manufacturing," above the U.S. map and a picture of a globe with a graphic representation of a handshake taking place in front of the globe, which stands for "Marketing." The second arrow from the top is labeled "TOBI-Registered Trademark-" and shows a picture of the product, a graphic of an office building or factory, which stands for "Manufacturing," above the U.S. map and a picture of a globe with a graphic representation of a handshake taking place in front of the
globe, which stands for "Marketing."   The first and second arrow each point
to the words "Chiron" and a Chiron logo featuring a centaur bearing a medical symbol. The second arrow from the bottom is labeled "Betaseron-Registered Trademark-" and shows a picture of the product, a graphic of an office building or factory, which stands for "Manufacturing," above the U.S. map and a graphic of a small pile of paper currency, which stands for "Royalties," over the map of Europe. This arrow points to the logos of Schering and Berlex. The arrow at the bottom is labeled "Regranex-Registered Trademark" and shows a picture of the product, a graphic of an office building or factory, which stands for "Manufacturing," above the U.S. map. This arrow points to the logos of Johnson & Johnson and Ortho-McNeil.

SLIDE 8

This slide, titled "Proleukin-Registered Trademark-," shows the Proleukin logo and a picture of the product. It is followed by the text "Approved for Metastatic Melanoma and Metastatic Renal Cell Carcinoma; Growth opportunities: Increase market penetration; Potential use in HIV; Leverage immunomodulatory action; Develop franchise improvements."

SLIDE 9

This slide, titled "TOBI-Registered Trademark," shows the TOBI logo and a picture of the product. It is followed by the text "Only inhaled antibiotic approved for pseudomonal lung infections in CF patients; approved in North America; mutual recognition in Europe; Growth opportunities: NextGen, Bronchietasis, Ventilator-associated pneumonia & lung transplant infections."

SLIDE 10

This slide, titled "Betaseron-Registered Trademark-," shows logos of Berlex and Schering and a picture of the product. It is followed by the text
"RR: Approved U.S./Europe; SPMS: Approved Europe/filed U.S.; Growth opportunities: Additional global approvals in SPMS, Develop franchise improvements."

SLIDE 11

This slide, titled "Regranex-Registered Trademark- (PDGF)," shows the logo of Regranex and a picture of the product, along with the logo for Johnson & Johnson. It is followed by the text "Approved in diabetic foot ulcers; Growth opportunities: Approval in additional geographies, Additional indications."

SLIDE 12

This slide, titled "Vaccines," contains a map of the land masses of the world excluding Antarctica, with countries or regions labeled "Rest of EU," "Germany" and "Italy" projected our from the map in bold color, and the United States and India projected out from the map in grey. Color-coded icons resembling beakers are situated over those countries or regions. A beaker over each of the United States and India represents "Rabies." Beakers over Germany represent "Diphtheria, Tetanus, Acellular Pertussis;" "Mumps, Measles, Rubella;" "Hepatitis A, Hepatitis B;" "Rabies;" "Haemophilus influenza;" "Tick-borne Encephalitis;" "Flu;" and "Polio." Beakers over the rest of EU represent "Diphtheria, Tetanus, Acellular Pertussis;" "Mumps, Measles, Rubella;" "Haemophilus influenza;" "Tick-borne Encephalitis;" "Flu;" "Men C;" and "Polio." Beakers over Italy represent "Diphtheria, Tetanus, Acellular Pertussis;" "Mumps, Measles, Rubella;" "Hepatitis A, Hepatitis B;" "Rabies;" "Haemophilus influenza;" "Tick-borne Encephalitis;" "Flu;" and "Polio." In the north-east corner of the map is situated the logo for Aventis and in the south-west corner of the map is situated the logo for SmithKline Beecham.

SLIDE 13

This slide, titled "Menjugate-TM- Approved vaccine for Meningitis C," shows the logo of Menjugate and a picture of the product. It is followed by the text "Approved in the UK March 1, 2000; Chiron awarded $100M+ tender for 2000; Other upsides possible."

SLIDE 14

This slide, titled "Blood Testing," shows two pictures of blood testing apparatuses or equipment and the logo for Johnson & Johnson and a logo containing the text "GEN-PROBE, Pioneering Advances in Healthcare Through DNA Probes."

SLIDE 15

This slide, titled "Blood Testing - NAT - Procleix Test" shows, under the label "eSAS" in the upper left hand corner, a picture of a blood testing apparatus. Under this picture is the following text: "Semi-automated system, eSAS: 501K filing in process; Broadly used for all NAT testing, worldwide." In the upper right hand corner, under the label "Software," is a picture of a desktop PC and a peripheral device. Under this picture is the following text: "501K filing in process." In the lower right hand corner, under the label "Assays," is a graphic representation of a collection of scientific measuring vessels. To the right of this picture is the following text: "BLA filing in process; Procleix1: HCV and HIV-1; Next generation assays."

SLIDE 16

This slide, titled "Blood Testing: Product Testing & Approval," contains a map of the land masses of the world excluding certain polar regions, with color-coded icons of vials situated over certain countries or regions. Vials labeled "Testing" are positioned on the United States, the United Kingdom, Italy, Portugal and South Africa. Vials labeled "Approved" are positioned on France, Spain, Germany, Southeast Asia and Australia.

SLIDE 17

This slide, titled "Leveraging Technology -- Intellectual Property," shows the following headings labeled upon arrows, which are pointing to the text which follows them in bullet point format: "Patents: Alphavirus, HCV, Herceptin;" "Licensing Technology: HCV for therapeutics to Glaxo Wellcome, HCV for diagnostics to Abbott & Bayer, PCR to Roche;" and "Product Licenses:
HBV vaccine to Merck, Insulin to Novo Nordisk."

SLIDE 18

This slide, titled "Research & Development," shows pictures of various products, beakers, petri dishes and scientific equipment.

SLIDE 19

This slide, titled "Research & Development Pipeline," contains a graph for which the column headings are "Preclinical," "Phase I," "Phase II" and "Phase III/IV." The first row is labeled "Infection," and has under "Preclinical" the text "HBV NAT assay, Vaccines: HIV, HCV, Men B, H.pylori, Small molecules: HCV, PA 1806, 824;" has under "Phase I" the text "MIV-150 (HIV); TIGRIS-TM-; TOBI-Registered Trademark- for ventilator associated pneumonia; TOBI-Registered Trademark- NextGen;" has under "Phase II" the text "TOBI-Registered Trademark- for severe bronchiectasis, TOBI-Registered Trademark- for lung transplant, HBV Immunotherapy;" and has under "Phase III/IV" the text "TOBI-Registered Trademark- (CF), Menjugate-TM- Infant (UK), Proleukin-Registered Trademark- (HIV), TFPI (Sepsis), HAV (Europe), eSAS Procleix-TM-." The second row is labeled "Cancer," and has under "Preclinical" the text "VEGFr Inhhibitor, Antibodies, Immuno Regulator, Anti-CD40;" and has under "Phase I" the text "Angiozyme-TM-, Proleukin --NHL;" and has under "Phase II" and under "Phase III/IV" no text. The bottom row is labeled "Other Opportunities," and has under "Preclinical" the text "Anti-angiogenesis compound, Diabetes small molecules;" has under "Phase I" the text "Factor VIII (Hemophilia);" has under "Phase II" the text "FGF
(CAD), FGF (PAD);" and has under "Phase III/IV" the text "Betaseron-Registered Trademark- (US-Secondary Prog.)."

SLIDE 20

This slide, titled "TFPI for Severe Sepsis" shows a logo for "Pharmacia" in
the upper right hand corner.   Four arrows in the left hand margin down the
page point to the following text: "Market Potential: greater than 500,000 patients;" "Target Label: Treatment of severe sepsis;" "Current Status: Phase III trial;" and "Next Data: 'OPTIMIST' trial initiated."

SLIDE 21

This slide is titled "R&D-FGF for CAD and PAD." Four arrows in the left hand margin down the page with the following text: "Marketing Potential," Target Label," "Current Status" and "Next Data" point, respectively, to the following text: "Greater than 1 million target CAD and PAD patients;" "Treatment of severe coronary artery disease; Treatment of peripheral artery disease;" "Phase II trials;" and "Go v no-go decision 1H01."

SLIDE 22

This slide, titled "Financial Performance," shows a graph on which the left-hand side of the graph (y-axis) is labeled "Revenue $ in Millions" and shows the following tick marks: "$800, $600, $400, $200, $-;" the right-hand side of the graph (y-axis) is labeled "EPS" and shows the following tick marks: "$0.70; $0.60; $0.50; $0.40; $0.30; $0.20; $0.10; $-;" and the bottom of the graph (x-axis) is labeled "1997; 1998; 1999; and 2Q00." The graph shows a 1997 revenue approaching $600 million, a 1998 revenue of approximately $750 million, a 1999 revenue approaching $800 million and a second quarter of 2000 revenue topping $400 million. The graph shows yearly 1997 EPS of under $0.30, yearly 1998 EPS between $0.50 and $0.40, and yearly 1999 EPS of approximately $0.60. The graph shows half-year 1998 EPS between $0.10 and $0.20, half-year 1999 EPS of approximately $0.30 and half-year 2000 EPS approaching $0.50.

SLIDE 23

This slide, titled "Milestones 2000," shows a number of headings with text underneath them. Under the heading "Biopharmaceuticals," there appears the text "-- > 20% Proleukin-Registered Trademark- growth; -- > Betaseron-Registered Trademark- SP approval; -- > TOBI-Registered Trademark-launch in Europe; -- > Resume PDGF sales." Under the heading "Blood Testing," there appears the text "-- > File for eSAS Procleix-TM- approval; -- > HBV assay; -- > Triple TMA sites; -- > File IND on TIGRIS." Under the heading "R&D," there appears the text "-- > 50% enrollment SILCAAT; -- > Publish PA genome; -- > TFPI Phase III initiated; -- > HBV Phase II initiated;
Go/no-go: -- > FGF-CAD; -- > IGF-OA;-- > FGF-PAD; Early Stage Programs: -- > FVIII, Angiozyme-TM- - Phase I/II; -- > Two new clinical programs; -- > File IND for PA -1806." Under the heading "Vaccines," there appears the text" -- > Men C approval/launch; -- > Fluad-TM- approval; -- > Men B publication."
 Printed in the lower right hand portion of the slide are the numbers "$0.78 -- > $0.80 - $0.85 EPS."

SLIDE 24

This slide contains the text "Chiron - Science for Life" accompanied by a Chiron logo, and the text "Chiron: Science, Products, People,"
"www.chiron.com" and "NASDAQ:  CHIR."